Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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[LETTERHEAD IMC GLOBAL]

IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
David A. Prichard
847.739.1810
daprichard@imcglobal.com

DIRECTORS OF GENERAL PARTNER OF PHOSPHATE RESOURCE
PARTNERS LIMITED PARTNERSHIP APPROVE PARTNERSHIP MERGER
PROPOSAL WITH IMC GLOBAL SUBSIDIARY AND RECOMMEND
UNITHOLDERS VOTE FOR MERGER

        LAKE FOREST, IL, March 1, 2004—IMC Global Inc. (NYSE: IGL) announced today that the Board of Directors of PRP-GP LLC, the administrative managing general partner of Phosphate Resource Partners Limited Partnership (NYSE: PLP) and a wholly owned subsidiary of IMC Global, has unanimously approved a proposal to merge the Partnership with a subsidiary of IMC, and recommended that unitholders vote to approve the merger. Under the terms of the merger proposal, each publicly traded Partnership unit would be converted into the right to receive 0.2 shares of IMC common stock.

        Prior to voting in favor of the Partnership merger, the Board of Directors received a recommendation to approve from a special committee of three independent directors who had been asked to consider the fairness of the Partnership merger from the perspective of unitholders who had no affiliation with IMC. In connection with the special committee's consideration of the Partnership merger, it obtained the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., financial advisor to the special committee, that, from a financial point of view, the consideration to be received by unitholders unaffiliated with IMC in the Partnership merger is fair to such unitholders.

        Both the recommendation of the special committee and the opinion of its financial advisor also considered the potential that the unitholders who had no affiliation with IMC would receive common stock of the newly formed company if IMC consummated its previously announced combination with Cargill Crop Nutrition, a division of Cargill, Incorporated. Both the recommendation of the special committee and the conclusion in the opinion of its financial advisor remained unchanged.

        The Partnership merger is not conditioned on the consummation of IMC Global's combination with Cargill Crop Nutrition. If the combination with Cargill Crop Nutrition is consummated, and IMC shares are converted into the right to receive common stock of the newly formed company, then each former publicly held Partnership unit will be converted into the right to receive 0.2 shares of common stock of the newly created company.

        The IMC Global and Cargill Crop Nutrition combination is subject to regulatory approval in the United States, Brazil, Canada, China and several other countries; the approval of IMC Global shareholders; the completion of the Partnership merger; and satisfaction of other customary closing conditions.

        IMC Global will file with the Securities and Exchange Commission a merger proxy statement/prospectus on Form S-4 to obtain unitholder approval of the Partnership merger.

        The merger agreement relating to the Partnership merger is expected to be signed shortly, following the final approval by the Board of Directors of IMC Global. Such approval is expected in the near future.

        The Partnership merger will be subject to certain conditions, including among other things, necessary regulatory approvals, action by the unitholders of the Partnership, and other conditions which are customary for transactions of this nature involving publicly traded companies.

        There can be no assurance that the Partnership merger or the IMC Global combination with Cargill Crop Nutrition will be consummated.

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

        With 2003 revenues of $2.2 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        Factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

        This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between Cargill and IMC Global when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC Global's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Not a Proxy Solicitation for PLP Merger Proposal

        This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proper merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imcglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2002 under Items 10 and 12. Investors also will be able to obtain additional information regarding such persons and their interests in any possible transaction by reading IMC Global's registration statement relating to a possible merger when and if filed with the Securities and Exchange Commission.

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